UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

INVERNESS MEDICAL INNOVATIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware	04-3565120

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

51 Sawyer Road, Suite 200
Waltham, MA	02453

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock, par value $0.001 per share	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates: Not Applicable
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.
     This Form 8-A is being filed by Inverness Medical Innovations, Inc. (the “Company”) in connection with the listing of its common stock, par value $0.001 per share, on the New York Stock Exchange on or about January 6, 2009, and the Company’s related voluntary withdrawal of the listing of its common stock on the NYSE Alternext US LLC (formerly the American Stock Exchange LLC).
     The following summary description of the Company’s common stock is based on the provisions of the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and Amended and Restated By-laws (the “Bylaws”), and the applicable provisions of the Delaware General Corporation Law (the “DGCL”). This description is not complete and is subject to, and is qualified in its entirety by reference to the Certificate of Incorporation, Bylaws and the applicable provisions of the DGCL.
Authorized and Outstanding Capital Stock
     The Company’s authorized capital stock consists of 150,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share. Of the preferred stock, 2,300,000 shares have been designated as Series B Convertible Perpetual Preferred Stock (“Series B Preferred Stock”). As of December 30, 2008, the Company had 78,397,090 shares of common stock and 1,832,621 shares of Series B Preferred Stock issued and outstanding.
Common Stock
     Voting Rights. The holders of the common stock have one vote per share. Holders of common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.
     Dividends. Holders of common stock will share ratably in any dividends declared by the Company’s board of directors, subject to the preferential rights of any preferred stock then outstanding. The Company may pay dividends consisting of shares of common stock to holders of shares of common stock.
     Other Rights. Upon the liquidation, dissolution or winding up of the Company, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock, subject to the preferential rights of any preferred stock then outstanding. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.
Preferred Stock
     The Certificate of Incorporation provides that the Company may issue shares of preferred stock from time to time in one or more series. The Company’s board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Company’s board of directors may, without stockholder approval issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects, including preferred stock or rights to acquire preferred stock in connection with implementing a shareholder rights plan. The ability of the Company’s board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.
     As noted above, 2,300,000 shares of preferred stock have been designated as Series B Preferred Stock. As of December 30, 2008, the Company had 1,832,621 shares of Series B Preferred Stock issued and outstanding. A description of the Series B Preferred Stock is set forth in the “Description of Inverness Series B Preferred Stock” of the proxy statement/prospectus included in Amendment No. 2 to the Company’s Registration Statement on Form S-4 (File No. 333-149259) filed with the Securities and Exchange Commission on April 3, 2008, which description is incorporated herein by reference.
Indemnification Matters
     The Certificate of Incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit. This provision does not alter a director’s liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. The Bylaws provide that directors and officers shall be, and in the discretion of the Company’s board of directors, non-officer employees may be, indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The Bylaws also provide for the advancement of expenses to directors and, in the discretion of the Company’s board of directors, officers and non-officer employees. In addition, the Bylaws provide that the right of directors and officers to indemnification shall be a contractual right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. The Company also has directors’ and officers’ insurance against certain liabilities. The Company believes that the limitation of liability and indemnification provisions of the Certificate of Incorporation and Bylaws and directors’ and officers’ insurance, will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be provided to the Company’s directors or officers, or persons controlling the Company as described above, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Provisions of the Certificate of Incorporation and By-Laws that May Have Anti-Takeover Effects
     Certain provisions of the Certificate of Incorporation and Bylaws described below, as well as the ability of the Company’s board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Company’s board of directors, including takeovers which particular stockholders may deem to be in their best interests.
     These provisions also could have the effect of discouraging open market purchases of the Company’s common stock because these provisions may be considered disadvantageous by a stockholder who desires subsequent to such purchases to participate in a business combination transaction with the Company or elect a new director to the Company’s board.

     Classified Board of Directors. The Company’s board of directors is divided into three classes serving staggered three-year terms, with one-third of the board being elected each year. The Company’s classified board, together with certain other provisions of the Certificate of Incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board, may prevent a stockholder from removing, or delay the removal of, incumbent directors and simultaneously gaining control of the board of directors by filling vacancies created by such removal with its own nominees.
     Director Vacancies and Removal. The Certificate of Incorporation provides that the affirmative vote of a majority of the remaining directors is necessary to fill vacancies in the board of directors, except for any directorship that is to be filled exclusively by holders of preferred stock. The Certificate of Incorporation provides that directors, other than those elected exclusively by the holders of preferred stock, may be removed from office only with cause and only by the affirmative vote of holders of at least seventy-five percent of the shares then entitled to vote in an election of directors.
     No Common Stockholder Action by Written Consent. The Certificate of Incorporation provides that any action required or permitted to be taken by the holders of common stock at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders.
     Special Meetings of Stockholders. The Certificate of Incorporation and Bylaws provide that only the board of directors may call a special meeting of stockholders. The Bylaws provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law.
     Advance Notice of Director Nominations and Stockholder Proposals. The Bylaws include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders. A stockholder’s notice of a director nomination or proposal will be timely if delivered to the Company’s corporate secretary at the Company’s principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting.
     Amendment of the Certificate of Incorporation. As required by Delaware law, any amendment to the Certificate of Incorporation must first be approved by a majority of the Company’s board of directors and, if required by law, thereafter approved by a majority of the outstanding shares entitled to vote with respect to such amendment, except that any amendment to the provisions relating to common stockholder action by written consent, directors (other than those provisions contained in any certificate of designation relating to preferred stock), limitation of liability and the amendment of the Certificate of Incorporation must be approved by not less than seventy-five percent of the outstanding shares entitled to vote with respect to such amendment.
     Amendment of By-Laws. The Certificate of Incorporation and Bylaws provide that the Bylaws may be amended or repealed by the Company’s board of directors or by the stockholders. Such action by the board of directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of at least seventy-five percent of the shares present in person or represented by proxy at an annual meeting of stockholders or a special meeting called for such purpose unless the board of directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal only requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting.
Statutory Business Combination Provision

     The Company is subject to Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from completing a “business combination,” except under certain circumstances, with an “interested stockholder” for a period of three years after the date such person became an “interested stockholder” unless:
•	before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	upon the closing of the transaction that resulted in the interested stockholder becoming such, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

•	following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.
     The term “interested stockholder” generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation’s outstanding voting stock.
     The term “business combination” includes mergers, consolidations, asset sales involving 10% or more of a corporation’s assets and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period. A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. Neither the Certificate of Incorporation nor the Bylaws contain any such exclusion.
Item 2. Exhibits.

Exhibit No.	Description

(1)	Proxy Statement/Prospectus of Inverness Medical Innovations, Inc. (incorporated by reference to the Company’s Registration Statement on Form S-4, as amended (File No. 333-149259)).

(2)	Certificate of Designations of Series B Convertible Perpetual Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, event date May 9, 2008, filed on May 14, 2008).

(3)	Amended and Restated Certificate of Incorporation of Inverness Medical Innovations, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-4, as amended (File No. 333-149259)).

Exhibit No.	Description

(4)	First Amendment to the Amended and Restated Certificate of Incorporation of Inverness Medical Innovations, Inc. (incorporated by reference to Exhibit 3.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007).

(5)	Certificate of Correction to the First Amendment to the Amended and Restated Certificate of Incorporation of Inverness Medical Innovations, Inc. (incorporated by reference to Exhibit 3.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).

(6)	Second Certificate of Correction to the First Amendment to the Amended and Restated Certificate of Incorporation of Inverness Medical Innovations, Inc. (incorporated by reference to Exhibit 3.5 to the Company’s Registration Statement on Form S-4, as amended (File No. 333-149259)).

(7)	Second Amendment to the Amended and Restated Certificate of Incorporation of Inverness Medical Innovations, Inc. (incorporated by reference to Exhibit 3.3 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2008).

(8)	Amended and Restated By-laws of Inverness Medical Innovations, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-4, as amended (File No. 333-149259)).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

INVERNESS MEDICAL INNOVATIONS, INC.

Dated: January 2, 2009	By: Name:	/s/ David Teitel David Teitel
	Title:	Chief Financial Officer